

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Gina Goetter
Chief Financial Officer
HASBRO, INC.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

> **Re: HASBRO, INC.**
> **Form 10-K for the Fiscal Year Ended December 25, 2022**
> **Form 10-Q for the Quarter Ended July 2, 2023**
> **Response Dated July 26, 2023**
> **File No. 001-06682**

Dear Gina Goetter:

We have reviewed your July 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2023 letter.

Form 10-Q for the Period Ended July 2, 2023

13. Segment Reporting

1.   We note your response to comment 2 and revised reconciliation of operating profit (loss) to earnings (loss) before income taxes in Note 13 of the Form 10-Q for the quarter ended July 2, 2023. Please revise your reconciliation to present the total of the reportable segments' operating profit (loss) excluding Corporate and Other in future filings. Refer to ASC 280-10-50-30b) and ASC 280-10-55-49.

    You may contact Stephany Yang at (202) 551-3167 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing